EXHIBIT (a)(1)
CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2
c/o ConCap Equities, Inc.
55 Beattie Place, P.O. Box 2347
Greenville, South Carolina 29602
June 19, 2007
Dear Limited Partner:
     We previously sent you letters dated May 1, 2007, May 4, 2007, May 17, 2007 and June 1, 2007 regarding an unsolicited tender offer to buy units of limited partnership interest (“Units”) in Consolidated Capital Institutional Properties/2 (the “Partnership”) initiated by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, SCM Special Fund, LLC, MPF DeWaay Fund 3, LLC, MPF DeWaay Fund 5, LLC, MacKenzie Patterson Special Fund 5, LLC, Real Estate Securities Fund 1983, LP and MacKenzie Patterson Fuller, LP (collectively, the “MacKenzie Group”). The MacKenzie Group has further amended its Offer and related Letter of Transmittal on June 6, 2007 to $17.00 per Unit, reduced by the amount of any distributions declared or made between April 18, 2007 and June 22, 2007, which may be further extended
     The Partnership, through the General Partner, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The General Partner does not express any opinion, and is remaining neutral, with respect to this offer due to a conflict of interest. AIMCO Properties, L.P. (“AIMCO Properties”), an affiliate of the general partner, is currently conducting a tender offer for the Units. Therefore, the general partner is remaining neutral and does not express any opinion with respect to the MacKenzie Group offer.
     However, we call your attention to the following considerations:
•	Our records indicate that an affiliate of the MacKenzie Group and its affiliates currently beneficially own 1,575.40 Units. The MacKenzie Group may be affiliated with other limited partners of the Partnership whose Units are included in their statement of ownership. An increase in the MacKenzie Group’s ownership of Units as a result of its offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the general partner are given an opportunity to consent or object.

•	In our initial letter we provided secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and the American Partnership Board through January 31, 2007 and March 31, 2007, respectively. The time periods of those reports have been updated through March 31, 2007 and May 31, 2007, respectively, but the high and low sale prices remain unchanged.
     The General Partner urges each investor to carefully consider the foregoing information before tendering his or her Units to the MacKenzie Group.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss this matter in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at PO Box 2347, Greenville, SC 29602.

Sincerely, ConCap Equities, Inc. General Partner